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                             May 8, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed April 21,
2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 21, 2023 letter.

       Revised Preliminary Proxy Statement filed April 21, 2023

       Summary Term Sheet, page x

   1. You disclose on page xvi that Alternus will own approximately 64% of Clean Earth at closing, assuming no
redemptions. You make this same disclosure elsewhere throughout the proxy, including in
the letter to Clean Earth shareholders and on pages xx, 4, 38, 42,
                                                        54 and 208. However,
based on the information included in the tables on pages 69 and 73 in your pro forma
financial information it appears Alternus will own approximately 47%
                                                        of Clean Earth at
closing, assuming no redemptions. Please revise this information to reflect the reduction
in the number of shares to be issued to Alternus in the business combination resulting
from the First Amendment to the Business Combination Agreement
                                                        dated April 12, 2023
and the appropriate number and/or percentage of shares of the post-
                                                        Merger company that
will be owned by Alternus at closing, assuming no redemptions.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 2 2023 Page 2
FirstName LastName
2. You disclose in the headnote to the table presented on page xii that it is intended to show the sources and extent of potential dilution that non-redeeming shareholders' could experience in connection with the Closing across a range of varying redemption scenarios. You disclose that this information excludes the founders' shares subject to vesting and the Earn Out shares, however, those shares are included in the table. This comment also applies to the second table presented on page xxi. Please revise the tables or the related headnotes, as appropriate.
3. It appears the reference to footnote (1) to the table on page xii is a reference to the number of Public Shares presented in the table and should be relocated to be beside that caption.
Q: May the Sponsor, the initial stockholder or the Company's directors or officers or their affiliates purchase shares or public warrants, page xxiv

4. We note your response to prior comment 6 that your initial stockholders, directors, officers, advisors and affiliates will not purchase public shares or public warrants in privately negotiated transactions or in the open market prior to or following the completion of the business combination. However, your response is inconsistent with your revised disclosure on pages xxv and 40. We also note your current disclosure now states both that the purpose of any such purchases of shares could be to vote such shares in favor of the business combination, and that to the extent any such securities are purchased, such public securities will not be voted. Accordingly, we reissue the comment. Please provide us with your analysis as to how purchases of shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the business combination by your initial stockholders and your directors, officers, advisors and their affiliates would comply with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation
166.01 (March 22,
         2022), please provide an analysis regarding how it applies to your circumstances.
Simplified Pre-Business Combination Structure, page 3

5. We note your revised diagram in response to prior comment 8. Please disclose the
         ownership interests held by Clean Earth   s sponsor, directors and
officers, Alternus, and
         public stockholders assuming a redemption scenario such as that no public stockholders of
         Clean Earth exercise their redemption rights.
Ownership of the Company following the Business Combination, page 4

6. We note your disclosure that the table on page 5 illustrates the varying ownership levels in
         Clean Earth immediately following the Business Combination based on the assumptions above. However, the table presents the number of Class A public shares that will be redeemed and those that will remain outstanding at each of the 25%, 50%, 75% and maximum redemption levels rather than being based on the information in the immediately preceding paragraphs as it does not include the shares to be issued for the
         Rights or shares to be issued to Alternus. Please revise the description of the information
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 3 2023 Page 3
FirstName LastName
         presented in this table or revise the table, as appropriate. Please also see related comment below.
7. We note your revised disclosure in response to prior 9. It appears you have removed the table illustrating the varying ownership levels in the Company immediately following the consummation of the business combination. Please revise to include this table and ensure the table reflects the 33.3% of the founder shares which become subject to vesting on closing of the business combination and the 2,300,000 shares which will be issuable on conversion of the Rights which will automatically convert on closing of the business combination.
Opinion of Cabrillo Advisors, Inc., page 7

8. We note your response to prior comment 10 that the Opinion addresses fairness to all shareholders as a group, and not only those shareholders unaffiliated with the sponsor or its affiliates. Please revise your disclosure accordingly.
Redemption Rights, page 9

9. We note your revised disclosure in response to prior comment 38 and reissue the comment in part. Please identify any material resulting risks.
Risk Factors
Risks Related to Alternus' Business and Industry, page 16

10. We note the audit report for Alternus Energy Group Plc includes an explanatory paragraph
         related to substantial doubt about the Company   s ability to continue
as a going concern.
         We also note your related disclosure on page 182. Please provide related risk factor disclosure.
Atlernus' limited operating history may not serve as an adequate basis to judge its future prospectus and results of operations, page 16

11. You disclose Alternus' net losses for the years ended December 31, 2021 and 2020. Since you have updated Alternus' financial statements to include the year ended December 31,
         2022, please update this information.
Alternus' substantial indebtedness could adversely affect its business, financial condition and results of operations, page 16

12. Please update the amount of Alternus' indebtedness to reflect the balances of such debt as of December 31, 2022.
If Alternus fails to comply with financial and other covenants under debt arrangements..., page
26

13. You disclose that Alternus' subsidiary, Solis Bond Company, has received a temporary
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 4 2023 Page 4
FirstName LastName
         waiver of its breach of certain financial covenants, from its bond holders until May 15,
         2023. This disclosure is inconsistent with your disclosure in Note 2 on page F-38 that
         Solis Bond Company received a temporary waiver related to the breach of three financial covenants until June 30, 2023 and an amendment to the bond terms to allow for a change of control of Solis which requires Alternus to meet certain financing and other conditions in return for such waivers. Please revise your disclosure about this matter and update it to the most recent date practicable in your next amendment.
14. We note your revised disclosure in response to prior comment 14 that there is no assurance that Solis will not breach the waiver or the financial covenants in the bond terms again on May 15, 2023 or at some other point in the future, and should an event of
         default occur under the Solis bond, Solis    bondholders have the
right to immediately
         transfer ownership of Solis and all of its subsidiaries to the bondholders and proceed to
         sell Solis    assets to recoup the full amount owed to the
bondholders, which is currently
            147,000,000 (approximately $149,480,800). Please expand to discuss the risks to the
         Company if the ownership of Solis and all of its subsidiaries is transferred to Solis bondholders upon such an event of default. In addition, please discuss the material terms of the bonds in the Liquidity and Capital Resources section on page 191, including the financial covenants in the bond terms, as well as the terms of the waiver from the bond holders.
Risks Related to Clean Earth and the Business Combination
The market price of Clean Earth's common stock following .. business combination could be affected by the market price of Alternus'.. shares, page 39

15. Although you revised the number of shares of common stock to be issued at the Closing from 55,000,000 to 27,500,000, the amount you disclose for the "Clean Earth Equivalent
         Price Per Share" is unchanged. Please revise or tell us us why no revision is required.
The Company may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous..making your warrants worthless, page 40

16. Please update the historical trading prices for your shares of common stock to a more recent date.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold, page 42

17. We note your revised disclosure in response to comment 17 and reissue the comment. Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights as of the closing of the business combination.
The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery will be the sole and exclusive forum..., page 49

18. We note your response to prior comment 15 and your revised disclosure regarding the
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 5 2023 Page 5
FirstName LastName
         selection under your exclusive forum provision of another federal or state court situated in the State of Delaware if the Court of Chancery lacks subject matter jurisdiction for certain claims. However, this does not appear to be consistent with Article XIII of your proposed charter. Please revise.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 65

19. Please revise your caption "Total other expense" to be Total other income (expense) to reflect the fact that the amounts presented for Clean Earth represent other income.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Basis of Presentation
Significant Acquisitions, page 68

20. You disclose that the unaudited pro forma combined condensed financial statements do not include adjustments related to six entities acquired in 2021 which were not significant and which management determined were not material to present. It appears these entities would be included in the historical financial information of Alternus for the year ended
         December 31, 2022. Please revise the disclosure or clarify the meaning of this statement.
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet Transactions Accounting Adjustments
Adjustment 4. (l), page 72

21. We note your disclosure that upon the close of the Business Combination, Alternus will be issued up to 15 million shares of Alternus Clean Energy's common stock (the "Earn Out
         Shares"). Elsewhere throughout the proxy you disclose that Alternus will be issued up to
         20 million Earn Out Shares at closing. Please revise as appropriate.
22. Disclose how the initial fair value of the Earn Out Shares was determined. Your disclosure should include the accounting model utilized along with the relevant inputs used at the measurement date.
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
Transactions Accounting Adjustments
Adjustment 5.(e), page 73

23. The pro forma net loss attributable to Alternus Clean Energy and the basic and diluted net loss per share for the year ended December 31, 2022 presented in footnote 5.(e) does not agree with the amounts presented in your pro forma statement of operations. Please revise.
The Business Combination Proposal
Pro Forma Capitalization, page 81
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 6 2023 Page 6
FirstName LastName
24. Please tell us how you derived the percentages of ownership expected to be held by your public shareholders, your initial shareholder and Alternus, at the closing of the business combination, assuming no redemptions, and also assuming maximum redemptions.
         Please reconcile these percentages to the information presented in footnote 5. (e) to the pro forma financial information on page 73.
Background of the Business Combination, page 89

25. We note your revised disclosure in response to prior comment 22 and reissue the comment in part. Please revise to clarify the projections relied upon by the Clean Earth board of directors in its determination to enter into the business combination agreement. In addition, please tell us whether the projections relied upon by the fairness advisor in rendering the fairness opinion are presented in your amended proxy statement.
26. We note your disclosure on page 119 that the projections included in the materials provided included projected revenue through 2051, but Clean Earth believes that the projections through 2025 represents the key period of such projections and accordingly has only included the projections for such period. With a view toward disclosure, please tell us the following information:

                why Clean Earth believes that the projections through 2025 represent the key period of such projections;
                whether the Clean Earth board of directors relied on the projections beyond such period in its determination to enter into the business combination agreement or the amendment to such agreement; and
                whether the fairness advisor relied upon the projections beyond such period in rendering its fairness opinion.

         We may have additional comments.
27. We note your response to prior comment 24. We also note your revised disclosure on page 106 stating that on April 18, 2023, Clean Earth entered into a Committed Capital On
         Demand agreement (the    CCOD Agreement   ) with Jones Group Ventures
LLC (   Jones   ),
         and that the size of the CCOD will be mutually agreed upon by Clean Earth and Jones at a later date. Please revise your disclosure to describe the material terms of the CCOD
         Agreement.
28. We note your disclosure on page 105 that during the first quarter of 2023, Clean Earth management and Alternus management reviewed project development, acquisition and investment strategies, which led the parties to reevaluate Alternus valuation for purposes of the Business Combination, and that on March 23, 2023, Alternus sent revised financial forecasts to Clean Earth. We further note you disclose that on March 31, 2023, Alternus sent an updated version of the revised financial forecasts to Clean Earth. We further note that on April 7, 2023, the Clean Earth Board had a meeting to discuss a valuation for
         Alternus between $250 million to $300 million (down from $550 million) and amending
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 7 2023 Page 7
FirstName LastName
         the Business Combination Agreement to reflect such lower valuation, and that on April
         12, 2023, the parties agreed to a $275 million valuation and reducing the earnout shares from 35 million shares to 20 million shares. Please clarify whether the revised projections included in the prospectus are the updated revised financial forecasts Alternus sent to
         Clean Earth, and if not, please disclose those projections. Please also disclose what consideration, if any, the Clean Earth Board gave to seeking an updated fairness opinion in light of the revised financial forecasts and the amendment to the business combination agreement, and if not, disclose why not.
Reconciliation of Non-GAAP Measures, page 121

29. We note your response and your revised disclosure. However, the amount you have labeled as GAAP Gross Profit is the same amount you have presented for Non-GAAP
         Gross Profit and your measure of GAAP Gross Profit appears to exclude depreciation, amortization and accretion expense. As previously requested, please revise your disclosure to reconcile your non-GAAP gross profit to the most directly comparable
         GAAP measure, fully-loaded GAAP gross profit, including depreciation expense. In this regard the reconciliation should start with GAAP gross profit and be reconciled to your measure, Non-GAAP Gross Profit. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
30. Please revise the caption for your Non-GAAP measure of EBITDA to reflect that it includes adjustments for items other than interest, income taxes and depreciation, amortization and accretion expenses, such as for example Adjusted
EBITDA.
Alternus Management's Discussion and Analysis of Financial Condition and Results of
Operations
Net Cash Used In Operating Activities, page 193

31. You disclose that net cash used in operating activities for fiscal year ended December 31,
         2022 compared to 2021 decreased by $9.5 million. However, we note that the net cash used in operating activities increased by $9.5 million in fiscal year ended December 31,
         2022 compared to 2021. Please revise your disclosure as appropriate. Beneficial Ownership of Securities, page 223

32. We note your response to prior comment 33. However, we note your disclosure on page
         223 still indicates that your beneficial ownership table reflects information as of
         November 4, 2022. Accordingly, we reissue the comment. Please update your beneficial ownership table to provide information as of the most recent practicable date. Refer to
         Item 6(d) of Schedule 14A.
Certain Relationships and Related Party Transactions, page 226

33. We note your revised disclosure in response to prior comment 39 and reissue the comment in part. In this regard, we note you disclose the Company's sponsor may be deemed to be controlled by or have substantial ties with a non-U.S. person, given that David Saab, a
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
May  8, 2023NameClean Earth Acquisitions Corp.
May 8,
Page 8 2023 Page 8
FirstName LastName
         managing member of the Sponsor, is a citizen of France; however, the Company does not believe that such relationship would materially impair the ability of the Company to complete a business combination given that there is no operating U.S business being acquired. Please include risk factor disclosure in this filing that addresses how the fact that David Saab is a non-U.S. person could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Financial Statements
Alternus Energy Group Public Limited Company and Subsidiaires
Consolidated Statement of Operations and Comprehensive Income/(Loss) for the Years Ended
December 31, 2022 and 2021, page F-28

34. You disclose that you include development costs under cost of revenue on page 189. You also disclose that development costs are added to the final asset displayed in Property and
         Equipment on page F-50. These development costs are presumably included in depreciation expense used to determine your operating income. However, you classified development cost of $23,925 within Other Income/(Expense). Please tell us why these development costs were not included within operating expenses used to determine your
         Income/(Loss) from operations since they appear to be a cost of operating your business.
Summary of Significant Accounting Policies
Development Cost, page F-43

35. You incurred development cost of $23.9 million due primarily to abandoning development of renewable energy projects in Poland for the year ended December 31,
         2022. You disclose that you depend heavily on government policies that support your business and enhance the economic feasibility of developing and operating solar energy projects in regions in which you operate or plan to develop and operate renewable energy facilities. You can decide to abandon a project if there is material change in budgetary constraints, political factors or otherwise. Please disclose the material government actions, laws, policies or budgetary constraints that led to the development cost write-off in 2022.
Unaudited Interim Financial Statements of LJG Green Source Energy Beta SRL, page F-96

36. We note you included your unaudited interim statements of operations, retained earnings
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
May 8, 2023
Page 9
      and cash flows for the interim period ended March 31, 2021 compared to financial information for the year ended December 31, 2020. Revise your unaudited interim statements of operations, retained earnings and cash flows to include financial
      information for the comparable interim period of the prior year. Refer to
Item 8-03 of
      Regulations S-X.
Financial Statements for the SIG 24 Portfolio, page F-110

37. As previously requested in comment 35, please provide unaudited interim financial statements for the most recent interim period prior to the acquisition of the SIG 24
      Portfolio. We note that two of the entities included in the SIG 24 Portfolio were acquired on December 23, 2021, while the other three entities included in the combined financial statements for SIG 24 Portfolio were acquired in March 2022. Since you state that the entities acquired in March 2022 were not material to the combined financial statements of the SIG 24 Portfolio it appears that you should include unaudited interim financial statements as of and for the period ended September 30, 2021. Refer to Rules 8-02, 8-03 and 8-04 of Regulation S-X.
Unaudited Interim Financial Statements of Solarpark Samas Sp. Z.O.O., page
F-138

38. We note you included your unaudited interim statements of operations, retained earnings and cash flows for the interim period ended June 30, 2021 compared to financial information for the year ended December 31, 2020. Revise your unaudited interim statements of operations, retained earnings and cash flows to include financial
      information for the comparable interim period of the prior year. Refer to
Item 8-03 of
      Regulations S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameAaron T. Ratner
                                                            Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                            Office of Energy &
Transportation
May 8, 2023 Page 9
cc:       Steven Burwell, Esq.
FirstName LastName